09058436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany (City) Indiana (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/19/2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2008 and 2007

CONTENTS

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

INDEPENDENT AUDITOR'S REPORT

February 26, 2009

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2008 and 2007, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RODEFER MOSS & CO, PLLC

Rodefer Moss & Co, PLLC

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31 2008	2007
LIABILITIES		
Accounts Payable	$ 7,431	$ 3,825
Accrued and Withheld Payroll Taxes	1,373	2,280
TOTAL LIABILITIES	8,804	6,105
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	53,084	74,364
Accumulated other comprehensive income	4,386	11,820
TOTAL STOCKHOLDER'S EQUITY	68,470	97,184
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 77,274	$ 103,289

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock Issued and Outstanding			Accumulated Other Comprehensive	
	Shares	Amount	Retained Earnings	Income	Total
BALANCE - December 31, 2006	100	$ 11,000	$ 69,087	$ 6,210	$ 86,297
Net Income - 2007			62,577		62,577
Distribution to Stockholder - 2007			(57,300)		(57,300)
Comprehensive Income - 2007				5,610	5,610
BALANCE - December 31, 2007	100	11,000	74,364	11,820	97,184
Net Income - 2008			22,720		22,720
Distribution to Stockholder - 2008			(44,000)		(44,000)
Comprehensive Income (Loss) - 2008				(7,434)	(7,434)
BALANCE - December 31, 2008	100	$ 11,000	$ 53,084	$ 4,386	$ 68,470

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31 2008	Year Ended December 31 2007
Revenues		
Commissions	$ 410,000	$ 321,374
Other Income	-	35,000
Interest	3,172	1,522
Administrative Fees	1,800	1,800
TOTAL REVENUE	414,972	359,696
Expenses		
Commissions	311,550	237,441
Licensing Fees	1,131	996
Office Supplies	2,628	1,906
Postage	688	516
Professional Services	3,000	4,000
Advertising	70	-
Insurance	2,332	2,014
Salaries	48,300	36,127
Payroll Taxes	4,093	3,113
Contract Labor	7,000	-
Dues and Subscriptions	369	290
Rent	7,200	7,200
Telephone Expense	1,719	1,554
Miscellaneous	963	343
Membership Assessment	1,171	1,094
Repairs	38	-
Conference Expenses	-	150
Printing & Reproduction	-	299
Utilities	-	76
TOTAL EXPENSES	392,252	297,119
NET INCOME	22,720	62,577
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the period	(7,434)	5,610
COMPREHENSIVE INCOME	$ 15,286	$ 68,187

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2008	2007
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 407,641	$ 368,458
Cash Paid for Services and Supplies	(395,549)	(303,596)
Interest Received	3,172	1,522
Net Cash Provided by Operating Activities	15,264	66,384
Cash Flows from Financing Activities:		
Distributions to Stockholder	(44,000)	(57,300)
Net Cash Provided (Used) by Financing Activities	(44,000)	(57,300)
Net Increase (Decrease) in Cash and Cash Equivalents	(28,736)	9,084
Cash and Cash Equivalents - Beginning of Year	83,764	74,680
Cash and Cash Equivalents - End of Year	$ 55,028	$ 83,764

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

	2008	2007
Net Income	$ 22,720	$ 62,577
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	(4,159)	10,284
Increase (Decrease) in Accounts Payable	3,606	(7,382)
(Increase) Decrease in Prepaid Insurance	(35)	(39)
(Increase) Decrease in Agent Receivables	(6,037)	13
(Increase) Decrease in Prepaid CRD Account	76	230
Increase (Decrease) in Accrued and Withheld Payroll Taxes	(907)	701
Net Cash Provided by Operating Activities	$ 15,264	$ 66,384

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky with its office located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Commissions & Agent Receivables
Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
All marketable securities are classified as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $ 70 for the year ended December 31, 2008.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE C - RESTRICTED CASH

The Company is required to maintain $6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

The Company has 300 shares of NASD Stock valued at $24.71 per share and $49.49 per share at December 31, 2008 and 2007, respectively.

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains (losses) on available-for-sale securities in the amount of ($ 7,434) and $ 5,610 for the years ended December 31, 2008 and 2007, respectively, have been included in accumulated other comprehensive income.

	December 31	
	2008	2007
Market Value of Common Equity Securities	$7,413	$14,847
Cost	3,027	3,027
Unrealized Gain	$4,386	$11,820

NOTE E - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 7,200 and $ 7,200 for 2008 and 2007, respectively. The Company also paid the stockholder commissions of $ 13,877 and $ 14,256 for 2008 and 2007, respectively.

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31	
	2008	2007
Total Ownership Equity from Statement of Financial Condition	$ 68,470	$ 97,184
Non-Allowable Assets:		
Agent Receivable	(7,084)	(1,047)
Prepaid Insurance	(1,056)	(1,021)
Marketable Securities	-	(14,847)
Prepaid CRD Account	(82)	(158)
Total Ownership Equity Qualified for Net Capital	60,248	80,111
Total Capital and Allowable Subordinated Liabilities	60,248	80,111
Net Capital Before Haircuts on Securities Positions	60,248	80,111
Net Capital	$ 60,248	$ 80,111

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31 2008	December 31 2007
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 55,248	$ 75,111

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31	
	2008	2007
Total Liabilities from Statement of Financial Condition	$ 8,804	$ 6,105
Total Aggregate Indebtedness	8,804	6,105
Percentage of Aggregate Indebtedness to Net Capital	15%	8%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	15%	8%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31	
	2008	2007
Balance, Beginning of Period	$ -	$ -
Balance, End of Period	$ -	$ -

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL
Pursuant to SEC Rule 17a-5(d) (4)

Capital (Unaudited) December 31, 2008	$	62,615
Addition of Agent Receivables, CRD Account, & Prepaid Insurance		8,139
Addition of Accounts Payable		(2,284)
Capital (Audited) December 31, 2008	$	68,470
Non-Allowable Assets:		
Agent Receivable		(7,084)
Prepaid Insurance		(1,056)
Marketable Securities		-
Prepaid CRD Account		(82)
Net Capital	$	60,248

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

February 26, 2009

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

In planning and performing our audit of the financial statements of American Equity Investment Corporation (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RODEFER MOSS & CO, PLLC

Rodefer Moss & Co, PLLC

Audited Financial Statements

American Equity Investment Corporation

December 31, 2008 and 2007